Filed by National Penn Bancshares, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: KNBT Bancorp, Inc.
Commission File No.: 333-146617

National Penn Bancshares, Inc.
Positioned for Continued Success
in a Challenging Environment
Sandler O'Neill & Partners, L.P.
East Coast Financial Services Conference

Safe Harbor Regarding Forward Looking Statements
This presentation contains forward-looking information about National Penn Bancshares, Inc. (National Penn),
Christiana Bank and Trust Company (Christiana), KNBT Bancorp, Inc. (KNBT), and the combined operations of
National Penn, Christiana and KNBT after the mergers, that is intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as "believe," "expect," "may," "will,“ "should,'' "project," "plan,'' "seek,“ ”continue,
"intend,'' or "anticipate'' or the negative thereof or comparable terminology, and include discussions of strategy, financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, expectations or consequences of the transactions, and statements about the future performance, operations, products and services of the companies and their subsidiaries. National Penn and KNBT caution readers not to place undue reliance on these statements.
National Penn’s, Christiana’s and KNBT’s businesses and operations, as well as their combined business and operations following the mergers, are and will be subject to a variety of risks, uncertainties and other factors.
Consequently, their actual results and experience may materially differ from those contained in any forward-looking statements. Such risks, uncertainties and other factors that could cause actual results and experience to differ from those projected include, but are not limited to, the following: ineffectiveness of their business strategy due to changes in current or future market conditions; the effects of competition, and of changes in laws and regulations on competition, including industry consolidation and development of competing financial products and services; interest rate movements; inability to achieve merger-related synergies; difficulties in integrating distinct business operations, including information technology difficulties; disruption from the transaction making it more difficult to maintain relationships with customers and employees, and challenges in establishing and maintaining operations in new markets; volatilities in the securities markets; and deteriorating economic conditions.
The foregoing review of important factors should be read in conjunction with the other cautionary statements and risk factors included in National Penn’s and KNBT’s annual, quarterly and current reports and other filings with
the SEC.   See the slides entitled “Additional Information About This Transaction” included in this presentation.
Neither National Penn, Christiana nor KNBT makes any commitment to publicly release any revision or update to any forward-looking statements to reflect events or circumstances occurring after the date any forward-looking statement  is made or to reflect the occurrence of unanticipated events.

Additional Information about the
National Penn/Christiana Transaction
National Penn has filed a registration statement on Form S-4 in connection with the
Christiana transaction, and together with Christiana, have mailed a proxy statement/prospectus to Christiana stockholders in connection with the transaction.
Shareholders are urged to read the proxy statement/prospectus because it will contain important information about National Penn, Christiana and the transaction. You may obtain a free copy of the proxy statement/prospectus as well as other filings containing information about National Penn, at the SEC's web site at
www.sec.gov. A free copy of the proxy statement/prospectus, and the filings with the
SEC that will be incorporated by reference in the proxy statement/prospectus, may also be obtained from National Penn or Christiana, by directing the request to either of the following persons:
Sandra L. Spayd                                         Chris J. Cusatis
Corporate Secretary                                    SVP and Chief Financial Officer
National Penn Bancshares, Inc.                    Christiana Bank & Trust Company
Philadelphia and Reading Avenues               3801 Kennett Pike
Boyertown, PA 19512                                   Greenville, DE 19807
(610) 369-6202                                           (302) 888-7730

Additional Information about the National Penn/KNBT Transaction
National Penn has filed a registration statement on Form S-4 in connection with the KNBT transaction, and National Penn and KNBT intend to mail a joint proxy statement/prospectus to their respective shareholders in connection with the transaction. Shareholders and investors are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about National Penn, KNBT and the transaction. You may obtain a free copy of the joint proxy statement/prospectus (when it is available) as well as other filings containing information about
National Penn and KNBT, at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus, may also be obtained from National Penn or KNBT, by directing the request to either of the following persons:
Ms. Sandra L. Spayd                                                 Mr. Eugene Sobol
Corporate Secretary                                                  SEVP and Chief Financial Officer
National Penn Bancshares, Inc.                                KNBT Bancorp, Inc.
Philadelphia and Reading Avenues                           90 Highland Avenue
Boyertown, PA 19512                                                Bethlehem, PA 18017
(610) 369-6202                                                           (610) 807-5888
National Penn, KNBT and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of National Penn and KNBT in favor of the transaction.  Information regarding the interests of the executive officers and directors of National
Penn and KNBT in the transaction will be included in the joint proxy statement/prospectus.

Company Profile - September 30, 2007
Asset size:                                        $5.76 Billion
Nasdaq symbol:                                          NPBC
Shares outstanding                                49 Million
Institutional ownership (10/10/07)                                                   26%
52-week price range                    $14.11 - $20.39
Primary market area:                  Southeastern PA
Number of offices                                              82

Consistent Business Strategies
1.   Community banking market niche
2.   Superior asset quality
3.   Profitable relationships
4.   Balanced organic and acquisition growth
5.   Diversified revenue streams
6.   Focus on shareholder value

Pennsylvania
Centre County
Bellefonte
State College
Lemont
Northampton
Bethlehem
Lehigh
Allentown
Berks
Reading
Boyertown
Doylestown
Bucks
Montgomery
Norristown
Lancaster
Lancaster
West Chester
Chester
Media
Philadelphia
Delaware

NATIONAL PENN

Pending
Acquisition
KNBT
National Penn Bank
FirstService
Bank
Nittany Bank
HomeTowne
Heritage Bank
The Peoples
Bank of Oxford
Christiana
Bank & Trust
Pending
Acquisition
Primary Market

Time
< $100K
25.7%
Other
(Interest-bearing)
48.9%
Time
> $100K
13.0%
Demand
(Non-Interest)
12.4%
Business
23.2%
Consumer
76.8%

NATIONAL PENN

TOTAL DEPOSITS
 2001 - $2.08 Billion   2006 - $3.83 Billion    5 year CAGR = 13.00%
Deposits as of 9/30/07 - $3.93 Billion
Includes brokered
and CDARS deposits
Core Deposit Strength

Residential Mortgage 12.8%
Equipment Leases 0.9%
Retail 12.2%
Business 40.7%
Commercial Real Estate 25.5%
Commercial Construction 7.9%

Commercial
74.9%
Consumer
25.1%

NATIONAL PENN

TOTAL LOANS
 2001 - $1.86 Billion   2006 - $3.63 Billion   5 year CAGR = 14.37%
Loans as of 9/30/07 - $3.79 Billion
Commercial Loan Strength

Net Interest Income (thousands)
$170,000
$150,000
$130,000
$110,000
$90,000
$70,000
$50,000
Net Interest Margin %
5.0%
4.8%
4.6%
4.4%
4.2%
4.0%
3.8%
3.6%
3.4%
$109,836
$122,599
$146,614
$157,876
$165,451
4.53%
4.14%
4.06%
3.82%
3.55%
2002
2003
2004
2005
2006

NATIONAL PENN

*fully taxable equivalent
NIM YTD 9/30/07: 3.39%
Net Interest Income 5-Year CAGR: 8.54%
Net Interest Income/Net Interest Margin*

NPA + 90 Days Past Due / Total Assets (%)
Percent of Assets
0.80%
0.40%
0.00%
0.53%
0.42%
0.27%
0.26%
0.18%
0.15%
2002
2003
2004
2005
2006
9/30/2007

NATIONAL PENN

Superior Asset Quality

Coverage Ratio (%)
700.0
600.0
500.0
400.0
300.0
200.0
100.0
0.0
271%
299%
352%
245%
481%
286%
461%
316%
674%
337%
662%
2002
2003
2004
2005
2006
9/30/2007
NPBC
Peers

NATIONAL PENN

Source: BHCPR at 12/31/06, Peer Group #2; Ratio excludes OREO
Superior Asset Quality
Reserve for Loan and Lease Losses to
Non-accruals + 90 days past due

Focus on Shareholder Value

Performance Recognitions
Staton Institute Report:
Investment directory covering more than 19,000 public U.S. Companies
America’s Smartest Companies®
–     One of only 32 publicly-traded companies with at least 10
    consecutive years of increased earnings and dividends
–     Completed 29th consecutive year of higher EPS and 29th
    consecutive year of higher cash dividends.
●

Super 50 Team
–    One of only 22 companies with a combined total of at least 50 years of higher EPS and cash dividends per share
●

Earnings All-Stars
–     One of only 16 companies with higher EPS for at least 20
    straight years

5-Year CAGR = 8.37%
Dollars Per Share
$2.00
$1.60
$1.20
$0.80
$0.40
$0.00
$0.97
$1.05
$1.06
$1.25
$1.29
2002
2003
2004
2005
2006

NATIONAL PENN

Diluted EPS
YTD 9/30/06: $ 0.96     YTD 9/30/07: $ 0.97
Focus on Shareholder Value
EPS Growth

$0.70
$0.65
$0.60
$0.55
$0.50
$0.45
$0.40
Dollars Per Share
$0.49
$0.54
$0.59
$0.61
$0.63
2002
2003
2004
2005
2006

NATIONAL PENN

Dividends per share
YTD 9/30/07: $0.49
5-year Average Payout Ratio: 49.9%
Focus on Shareholder Value
Consistent Dividend Growth

30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
1.90%
17.09%
5.42%
15.88%
10.60%
12.93%
12.10%
13.39%
14.42%
12.64%
2002
2003
2004
2005
2006
ROE
Effect of Intangibles

NATIONAL PENN

Focus on Shareholder Value
Return on Tangible Equity*
18.99%
21.30%
23.53%
25.49%
27.06%
YTD 9/30/07:
24.72%
*Return on Tangible Equity is a non-GAAP financial measure.  In accordance with SEC regulations, a reconciliation of this non-GAAP ratio to our GAAP Return on Equity ratio is included in our 2006 10-K and our third quarter 2007 earnings press release.  These documents were previously filed with the SEC and are available for public review.

1500
1300
1100
900
700
500
300
100
-100
Total Return
9/30/87
9/30/90
9/30/93
9/30/96
9/30/99
9/30/02
9/30/05
9/30/07
NPBC
S&P500

NATIONAL PENN

20 Years
Annual Equivalent Return
NPBC: 12.37%
S&P 500: 10.57%
Source: Bloomberg - monthly comparative return table
Focus on Shareholder Value
Relative Stock Performance

Balanced Growth Strategy
Organic Growth
1.  Capital management strategy
2.  Diversified revenue streams
3.  Affiliate integration
4.  Timely reaction to market opportunities
5.  Acquisition leveraging

*Based on retention 6 months after acquisition
Balanced Growth Strategy
Acquisition Goals
1.  Enhance EPS
2.  Growth oriented market demographics
3.  Enhance overall franchise value
Successful acquisition record:
–      12 financial services companies, including 7 banks
     since 1999
–       Deposit retention average over 95%*

Pending Acquisition
● Opened for business in February 1994
● Headquartered in Greenville, DE, just outside of Wilmington
● 58 employees
● Core Business
–     Trust / asset management, commercial domicile, commercial
    banking services
● Financial Highlights (as of / year-to-date 9/30/07):
–     Trust assets under administration or management: $4.2 billion
–     Banking assets: $164 million
–     ROAA: 0.99%  ROAE: 8.11%
–     Fee income % of total revenue: 48.5%
● Anticipated Close: Early 1Q08

Pending Acquisition
Transaction Benefits
1.  Growth
2.  Accretive to EPS
3.  Revenue Diversification
4.  Delaware Entry Point

Pending Acquisition
● 56 Community Offices serving Lehigh, Northampton,
   Carbon, Luzerne, Schuylkill and Monroe counties
● Business Lines
–     Retail and commercial banking, wealth management and
    insurance
● 825 Employees
● Financial Highlights (as of / year-to-date 9/30/07):
–    Assets: $2.87 billion
–    Loans: $1.82 billion
–    Deposits: $1.92 billion
● Anticipated Close:  1Q08

Pending Acquisition
Transaction Benefits
1.  Prized market position in Pennsylvania
2.  Management depth and experience
3.  Low risk integration
4.  Value creation via well defined cost savings -
     approx. $26.2 million over two years
5.  Strong capital base - accretive to EPS and
     Tangible Book Value in 2008

Integration:
A Focused and Disciplined Process
● Goal: Customer retention and positive market
    momentum
● Dedicated senior executive integration team
● Low business complexity
● Savings targeted at eliminating duplicate functions
● Best of both companies with a commitment to
    excellence in customer service
● Open communications with all employees

Scranton
Harrisburg
Lancaster
Trenton
Camden
Newark
New York
Edison
Vineland
Dover
Frederick
Baltimore
Towson
Germantown
Aspen Hill
Wayne
Clifton

NATIONAL PENN

Source: SNL Financial. Results shown pro-forma for  the impact of NPBC’s announced acquisitions of KNBT Bancorp, Inc. and Christiana Bank & Trust Co.
     National Penn
     KNBT
National Penn’s Future
A Stronger Presence in Pennsylvania

SOURCE: Based upon FDIC data as of June 30, 2007. Data adjusted for pending acquisitions.
County	Rank	# Community Offices	Deposits	% Deposit
			($ in millions)	Share
Northampton	1	25	1,125.2	23.9%
Berks	2	20	1,183.2	17.0%
Lehigh	2	21	548.4	9.6%
Centre	2	5	307.0	16.1%
Chester	3	19	777.2	8.5%
Lancaster	9	4	243.8	2.9%
Bucks	10	10	410.2	3.4%
Montgomery	14	12	490.8	1.9%
National Penn’s Future
A Stronger Presence in Pennsylvania
Leadership Position in Key Markets

LOAN PORTFOLIO

National Penn

Retail 12%
Other 1%
Comm Real Estate 25%
Res Mortgage 13%
Comm'l 49%

KNBT+CBT

Retail 29%
Other 1%
Comm. Real Estate 25%
Res. Mortgage 31%
Comm'l 14%

PRO-FORMA

Other 1%
Retail 18%
Comm. Real Estate 25%
Res. Mortgage 19%
Comm'l 37%

DEPOSIT MIX

National Penn

CD <$100K 29%
CD > $100K 13%
DDA 12%
Savings 49%

KNBT+CBT

CD <$100K 28%
CD > $100K 11%
DDA 13%
Savings 48%

PRO-FORMA

CD <$100K 28%
CD > $100K 12%
DDA 12%
Savings 49%

NATIONAL PENN

Data presented as of September 30, 2007
National Penn’s Future
A Well Balanced Franchise

($ in thousands)	NPBC	KNBT + Christiana	Pro-forma Combined
Loans	$ 3,786,801	$ 1,939,062	$ 5,725,863
ALLL	56,294	19,478	75,772
NPAs	8,866	6,239	15,105
NPAs/Loans+ORE	0.23%	0.32%	0.26%
ALLL/Loans	1.49%	1.00%	1.32%
ALLL/NPAs	635%	312%	502%
Net Charge-offs to Avg. Loans*	0.16%	0.04%	0.12%

Data as of September 30, 2007

*(Non-Annualized)

NATIONAL PENN

National Penn’s Future
A Well Balanced Franchise
Sound Credit Quality

COMBINED TRUST AND ASSETS UNDER
MANAGEMENT OR ADMINISTRATION
as of September 30, 2007
($'s in Billions)
$9.0
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$-
+193%
$2.9
$4.2
$1.4
$8.5
NPBC
Christiana
KNBT
Pro-forma Combined

NATIONAL PENN

National Penn’s Future
Wealth Management

FEE INCOME as a % of TOTAL REVENUE

(Year-to-Date 9/30/07)

60%
50%
40%
30%
20%
10%
0%
48.5%
31.3%
33.4%
32.6%
Christiana
NPBC
KNBT
Pro-forma Combined

NATIONAL PENN

National Penn’s Future
Diversified Revenue Streams

Investment Incentives
National Penn Bancshares, Inc.
1.  Geographic location of franchise
2.  Strong commercial relationship growth
3.  Superior financial performance
4.  Knowledgeable and experienced management team
5.  Track record of success in creating shareholder value
6.  Opportunity provided by pending acquisitions of quality
     partners with consistent business philosophies

Investment Incentives
National Penn Bancshares, Inc.
Unified Vision and Business Approach for Continued Success
1.  Excellence in customer service
2.  Middle market, small business and retail banking
3.  Wealth management, insurance
4.  Leverage customer base through a larger branch
     network and cross selling the entire franchise
5.  Focus on GROWTH and PROFITABILITY